Filed by Bank of Montreal

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Ozaukee Bank

Commission File No.: 001-13354

Date: September 19, 2007

To: All Ozaukee Bank Employees

From: Beth Bondi, Vice President – HR US Organizational Initiatives, Harris N.A.

We would like to thank you for your support and engagement since we announced our acquisition plans in early July. Since that time, our respective teams have been gathering and sharing additional information on a number of fronts to ensure we move forward with a thoughtful, smooth transition for employees and customers alike. With that in mind, we are planning to transition employees to Harris’ salary and benefit plans on January 1, 2008, if the closing of the transaction occurs in 2007. This approach means:

•

Employees will continue in their current benefit plans (and premiums) for the remainder of calendar year 2007, except that the terms of the Merger Agreement require that the Ozaukee Bank 401(k) Plan (i.e., the Savings and Profit Sharing Plan) be terminated effective as of immediately prior to the Closing Date. Accordingly, if the closing of the transaction occurs in 2007, employees will continue in their current benefit plans (and premiums) for the remainder of calendar year 2007, except for the Ozaukee 401(k) plan which will be terminated effective as of immediately prior to the Closing Date.

•	Employees will need to enroll on-line with Harris for 2008 benefits

•	Employees will begin calendar year 2008 under all Harris benefit plans; there will be no transition of medical deductibles, spending accounts, etc.

Please note that if the closing occurs after December 31, 2007, employees will continue in their current benefit plans until the closing. Immediately after the closing, employees will transition to Harris’ salary and benefits plans. We do not know exactly when the transaction will close because certain conditions (including receipt of regulatory and shareholder approvals) must be satisfied before the closing can occur.

To help employees plan for this transition, the following is a high-level timeline of upcoming activities:

•	Mid-September - “New Employee Information” packets will be distributed to each employee

•	Mid-October - 2008 Benefits Enrollment Packets will be sent to each employee outlining 2008 benefit options and the on-line enrollment process

•	Late October through Early November - Employee Orientation Sessions will be held at locations throughout Wisconsin

•	Late October through Mid-November - You will be able to go on-line to make benefit choices for 2008

Thank you again for your engagement and support. If you have any questions, please contact Melissa Seagren at 262-375-5205.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THESE MATERIALS DO NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. BANK OF MONTREAL WILL BE FILING A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE BUSINESS COMBINATION TRANSACTION REFERENCED HEREIN WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING SUCH TRANSACTION, WHEN IT IS FILED BY BANK OF MONTREAL AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BANK OF MONTREAL WHEN THEY BECOME AVAILABLE WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED WITHOUT CHARGE FROM BANK OF MONTREAL AND OZAUKEE BANK BY DIRECTING YOUR REQUEST TO BANK OF MONTREAL AT CORPORATE SECRETARY’S DEPARTMENT, 21st FLOOR, 1 FIRST CANADIAN PLACE, TORONTO, ONTARIO, M5X1A1 OR TERRI HAAS, VICE PRESIDENT, OZAUKEE BANK, (262)375-5203 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

These materials include forward-looking statements that are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to comments with respect to the objectives and strategies, financial condition, results of operations and businesses of both Bank of Montreal and Ozaukee Bank.

However, by their nature these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not be achieved. Bank of Montreal and Ozaukee Bank caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause actual future results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

These risks, uncertainties and other factors include the satisfaction of merger closing conditions; regulatory approval and Ozaukee Bank shareholder approval of the merger; the actual closing of the merger; the actual effects of the merger on the combined companies and their customers; the combined companies’ ability to successfully integrate and achieve desired operating synergies and results; and others discussed in Bank of Montreal’s filings with the Securities and Exchange Commission.